EXHIBIT 12.1

UNITED COMPONENTS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

								Pro Forma
								Twelve
								Months
								Ended
	Year ended December 31,				Three months ended March 31,			March 31

				Pro Forma			Pro Forma
	2000	2001	2002	2002	2002	2003	2003	2003

Earnings before income taxes	80,424	83,157	108,043	56,257	23,459	23,238	11,006	55,649

Interest expense and amortization of financing costs	907	1,079	927	45,619	239	237	10,989	46,257

Ratio of earnings to fixed charges	88.7	77.1	116.6	1.2	98.2	98.1	1.0	1.2

(1)	Ratio of earnings to fixed charges is calculated by dividing earnings before income taxes by fixed charges. Fixed charges consist of interest expense and amortization of financing costs.